CERTIFICATE OF DESIGNATION
OF
THE GUITAMMER COMPANY

Pursuant to Nevada NRS 78.1955, on May 4, 2015, the Board of Directors of The Guitammer Company (the "Company") by resolution duly adopted by all necessary action on the part of the Company created the Series A Preferred Stock which have the below numbers of shares, designations, preferences, limitations and relative rights. The resolution adopted by the Company's Board of Directors is as follows

RESOLVED, that pursuant to Nevada NRS 78.1955, Series A Preferred Stock be and hereby is created and shall have the following numbers of shares, designations, preferences, limitations and relative rights, as follows:

General

The Certificate of Designation adopted by this Board of Directors and filed with the Secretary of State, State of Nevada will designate up to 500,000 shares of Preferred Stock as Series A Preferred Stock having a liquidation preference, paying an annual cumulative dividend of $0.80 cents per share and each share convertible into 66.67 shares (subject to adjustment) of Common Stock. The Series A Preferred Stock, par value $0.001 per share, shall hereinafter be referred to as the "Preferred Stock."

Ranking

The Series A Preferred Stock ranks senior to the Common Stock with respect to dividends and upon liquidation or winding up of the Company, and junior to all debt of the Company including debt owed to affiliates.

Dividends

The holders of the shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available there for, cash dividends at the rate per annum of $0.80 cents per share on April 30 of each year, commencing April 30, 2016 (each a "Dividend Payment Date"). Such dividend that will be payable to holders of record on March 31, 2016 and 2017, respectively, may, at the option of the Company, be paid either in cash or Common Stock of the Company. If in Common Stock, a price of $0.15 per share shall be used to calculate the number of shares. For example, if a Preferred Stock shareholder would otherwise be entitled to receive a $10,000 cash dividend, but the Company elected to pay the dividend in Common Stock, the shareholder would receive 66,667 shares of Common Stock ($10,000 ÷ $0.15 = 66,667). Fractional

shares shall be rounded up to whole shares. Dividends payable in 2018 and thereafter shall be paid in cash.

Dividends on the Preferred Stock, whether or not declared, will accrue from the date of original issue of the Preferred Stock. Accrued and unpaid dividends will not bear interest.

Unless all accrued and unpaid dividends on the Preferred Stock have been paid, either in cash or in Common Stock, for a dividend period, no dividends (other than dividends in Common Stock or another stock ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution made upon the Common Stock or other preferred stock of the Company.

Rights on Liquidation or Cash Merger

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock are entitled to receive a liquidating distribution out of assets of the Company available for distribution to shareholders after satisfying claims of creditors, but before any payment or distribution of assets is made to holders of the Common Stock or another stock of the Company ranking junior to the Preferred Stock upon liquidation ("Junior Liquidation Stock"), comprised of all of the following: (i) an amount per share of Preferred Stock equal to the initial price for which that share was sold by the Company, plus (ii) an amount equal to accrued and unpaid, dividends thereon (whether or not declared) in cash (or in Common Stock at the option of the Company if the accrued and unpaid dividend is for the 2016 or 2017 dividends) per share of Preferred Stock to and including the date of final distribution, plus (iii) a participating distribution of assets of the Company which are remaining after completion of the distribution under (i) and (ii) of this sentence, pro-rata with the holders of the Common Stock upon the basis that holders of Preferred Stock had converted their shares into shares of Common Stock as of the date of the liquidating distribution (collectively, the "Preferred Stock Liquidating Dividend"). Unless and until payment in full of the Preferred Stock Liquidating Dividend has been made to the holders of the Preferred Stock to which they are entitled: (A) no dividends or distributions will be made to the holders of the Common Stock or Junior Liquidation Stock upon liquidation, dissolution or winding up, (B) no payment or delivery or commitment to make payment or delivery of any money or assets to an affiliate of the Company in respect of an equity interest in the Company will be made, and (C) no purchase, redemption or other acquisition for any consideration by the Company will be made in respect of the Common Stock or Junior Liquidation Stock in such event. After payment of the full amount of the Preferred Stock Liquidating Dividend to which they are entitled, the holders of the Preferred Stock (in their capacities as such holders) will have no

right or claim to any of the remaining assets of the Company.

In any merger or consolidation of the Company with or into any other corporation, or any merger or consolidation of any other corporation with or into the Company, which merger or consolidation by its terms provides for the payment of only cash to holders of the Preferred Stock, each holder of Preferred Stock will be entitled to receive an amount in cash equal to the Preferred Stock Liquidating Dividend held by such holder, and no more, in exchange for such shares of Preferred Stock (a "Cash-Out Merger Transaction").

Neither the sale, lease or exchange (for cash, stock, securities or other consideration) of all or substantially all of the property and assets of the Company, nor the merger or consolidation of the Company with or into any other corporation, nor the merger or consolidation of any other corporation with or into the Company, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary; *provided however,* that a Cash-Out Merger Transaction will be deemed to be a liquidation of the Company solely for purposes of determining the rights of the holders of Preferred Stock in respect of such Cash-Out Merger Transaction.

Voting Rights

General. Except as set forth below, the Preferred Stock will not vote as a separate Series but will, in each instance, vote with other classes of voting stock of the Company as to matters coming to a vote before the holders of all voting stock of the Company. A record holder of shares of Preferred Stock shall be entitled to 6.67 votes per share of Preferred Stock held by such record holder. Fractional shares shall be rounded up to whole shares. For example, if a holder of Preferred Stock owns 10,000 shares, such holder will be entitled to 66,700 votes.

Right to Vote in Certain Events. Without the affirmative vote of the holders of at least 91% of the then outstanding shares of Preferred Stock voting in person or by proxy at a meeting or by written consent of such holders acting without a meeting, (subject to the provisions of any applicable law), the Company may not amend, alter or repeal any provisions of the Articles of Incorporation so as to affect adversely the preferences, special rights or powers of the shares of Preferred Stock.

No Right to Vote in Certain Events With respect to any right of the holders of shares of Preferred Stock to vote on any matter, no holder of any share of Preferred Stock will be entitled to vote and no share of Preferred Stock will be deemed to be outstanding for the purpose of voting or determining the number of shares required to constitute a quorum, if, prior to, or concurrently with, a determination of shares entitled to vote or of shares deemed outstanding for quorum purposes, as the case may be, such share is held beneficially or of record by the Company or any affiliate

of the Company.

No Mandatory Redemption Rights

The Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions, and therefore the holders of the Preferred Stock will have no right to require the Company to redeem their shares.

Optional Conversion by the Company

At the option of the Company at any time after issue, each share of Preferred Stock may be converted into 66.67 shares of Common Stock of the Company, subject to adjustment, (the "Conversion Rate"), upon payment to the then-holder of such share of Preferred Stock the sum of: (a) an amount equal to the initial price for which that share was sold by the Company, plus (b) an amount equal to accrued and unpaid, dividends thereon (whether or not declared) in cash (or in Common Stock at the option of the Company if the accrued and unpaid dividend is for the 2016 or 2017 dividends). Fractional shares shall be rounded up to whole shares.

Conversion of the Preferred Stock may be effected by a written notice of conversion to the transfer agent for the Preferred Shares plus the delivery or tender of all cash and Common Stock to be received by the then-holders of the Preferred Shares being converted. The date of receipt by the transfer agent of such notices shall be the "optional conversion date". Holders of shares of Preferred Stock at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such shares of Preferred Stock notwithstanding the optional conversion of such shares following such record date on or before such dividend payment date. Shares of Preferred Stock surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding dividend payment date must be accompanied by payment in cash of an amount equal to the dividends attributable to the current quarterly dividend period payable on such shares on such dividend payment date. Except as provided above, upon any optional conversion of shares of Preferred Stock, the Company will make no payment of or allowance for unpaid dividends, whether or not in arrears, on such shares of Preferred Stock or for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

Conversion Adjustments. The Conversion Rate is subject to adjustment if the Company shall (i) pay a dividend or make a distribution with respect to Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, (iv) issue by reclassification of its

shares of Common Stock any shares of common stock of the Company, (v) issue certain rights or warrants to all holders of its Common Stock, or (vi) pay a dividend or make a distribution to all holders of its Common Stock of evidences of its indebtedness or other assets (including capital stock of the Company. In addition, the Company will also be entitled to make upward adjustments in the Conversion Rate, as it shall in its discretion determine to be advisable, in order that any stock dividends, subdivision or split of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code) hereafter made by the Company to its stockholders will not be taxable. All adjustments to the Conversion Rate will be calculated to the nearest 1/10th of a share of Common Stock (with 5/100th of a share being rounded to the next lower 1/10th of a share) No adjustment in the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least 1% in such rate; *provided however* that any adjustments which by reason of this provision are not required to be (and are not) made shall be carried forward and taken into account in any subsequent adjustment.

Whenever the Conversion Rate is adjusted as provided in the preceding paragraph, the Company will file with the transfer agent for the shares of the Preferred Stock a certificate with respect to such adjustment, make a prompt public announcement thereof and mail a notice to holders of the shares of Preferred Stock providing specified information with respect to such adjustment. At least 10 days (or such shorter period as may be practicable in the circumstances) before taking any action that could result in certain adjustments in the Conversion Rate, the Company will mail notices to holders of shares of Preferred Stock concerning such proposed action.

Signed this 4th day of May 2015.

The Guitammer Company

By: ______________________

Mark Luden, President/CEO